Exhibit A

[Translation]

Memorandum of Agreement

GungHo Online Entertainment, Inc. (“GOE”) and Heartis Inc. (“Heartis”) mutually confirm that Schedule 1 of the Share Subscription Agreement made and entered into as of February 14, 2008 by and between GOE and Heartis had an error in writing, and that the corrected statement is as follows.

Outline of Newly Issued Shares

1. Number of Newly Issued Shares	24,308 shares of common stock

2. Allocation method	Third party allotment to Heartis

3. Price	166,000 yen per share (4,035,128,000 yen in total)

4. The contributed property is 3,640,619 shares of common stock (value: 4,035,128,000 yen in total) of Gravity Co., Ltd. (address of the main office: Nuritkum Square Business Tower 15F, 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea).

5. Amount of capital and capital reserve to be increased	Amount of capital to be increased shall be a rounded-up amount of half of the maximum of capital increase based on a calculation in compliance with the Ordinance of Corporate Accounting, Article 37 (1). Amount of capital reserve to be increased shall be a rounded-down amount of half of the maximum of capital increase based on a calculation in compliance with the Ordinance of Corporate Accounting, Article 37 (1).

6. Contribution Date of the property as stated in 4, above	April 1, 2008 (Tue)

7. Each item above is conditional on the effectiveness of a registration statement with respect to the Newly Issued Shares in accordance with the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948) (as amended).

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This Memorandum of Agreement is prepared in duplicate, and GOE and Heartis shall each retain one original copy.

March 10, 2008

GOE:	1-2-2 Yurakucho, Chiyoda-ku, Tokyo
GungHo Online Entertainment, Inc.
President & CEO Kazuki Morishita [Seal]

Heartis:	8-16 Shinsencho, Shibuya-ku, Tokyo
Heartis Inc.
CEO Taizo Son [Seal]